UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-1204
AMERADA HESS CORPORATION
SAVINGS AND STOCK BONUS PLAN FOR RETAIL
OPERATIONS EMPLOYEES
(Full title of the Plan)
HESS CORPORATION
1185 AVENUE OF THE AMERICAS, NEW YORK, N. Y. 10036
(Name of issuer of the securities held pursuant to the Plan
and the address of its principal executive office)

AMERADA HESS CORPORATION
SAVINGS AND STOCK BONUS PLAN
FOR RETAIL OPERATIONS EMPLOYEES
FINANCIAL STATEMENTS
2005

AMERADA HESS CORPORATION
SAVINGS AND STOCK BONUS PLAN FOR RETAIL OPERATIONS EMPLOYEES
STATEMENT OF ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2005	2004
ASSETS

Investments, at fair value
Fidelity Funds	$3,930,514	$3,717,208
Hess Corporation common stock	3,664,210	2,444,627
Short-term investment funds	24,699	17,701

	7,619,423	6,179,536
Loans receivable	224,506	170,412
Interest and dividends receivable	8,732	8,879
Employee contributions receivable	10,479	—
Employer contributions receivable	350,491	—

Total assets available for benefits	$8,213,631	$6,358,827

See notes to financial statements.

AMERADA HESS CORPORATION
SAVINGS AND STOCK BONUS PLAN FOR RETAIL OPERATIONS EMPLOYEES
STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2005	2004
Investment income
Net appreciation in fair value of investments	$1,296,774	$1,097,001
Distributions from Fidelity funds	163,553	64,237
Dividends	35,600	37,253
Interest	10,960	9,044

	1,506,887	1,207,535
Employee contributions	506,199	468,209
Employer contributions (less forfeitures arising from withdrawals)	667,428	304,765
Rollovers from other plans	17,892	—
Administrative fees on employee loans	(3,905)	(4,732)
Transfers from (to) other plans, net	17,577	(157,842)

	2,712,078	1,817,935
Less withdrawals	857,274	1,141,984

Increase in assets	1,854,804	675,951
Total assets available for benefits at beginning of year	6,358,827	5,682,876

Total assets available for benefits at end of year	$8,213,631	$6,358,827

See notes to financial statements.

AMERADA HESS CORPORATION
SAVINGS AND STOCK BONUS PLAN FOR RETAIL OPERATIONS EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2005 and 2004
SUMMARY OF ACCOUNTING POLICIES:
     NOTE 1—Name Change. On May 3, 2006, Amerada Hess Corporation changed its name to Hess Corporation (the “Company”).
     NOTE 2—The significant accounting policies of the Amerada Hess Corporation Savings and Stock Bonus Plan For Retail Operations Employees (the “Plan”) are summarized below.
     Valuation of Investments. The Plan’s investments are stated at fair value. Fidelity fund values are determined based on net asset values. Hess Corporation common stock values are based on the closing market prices on the New York Stock Exchange. Short-term investment values are based on redemption values.
     Loans Receivable. Participant loans are valued at their outstanding balances which approximates fair value.
     Interest and Dividend Income. Interest and dividend income is recorded to participant accounts as earned.
     Sale of Investments. Gains or losses on sales of Hess Corporation common stock are based on actual cost. Gains or losses on sales of Fidelity funds are based on average cost.
     Master Trust. The Amerada Hess Corporation Master Trust for Employees’ Savings Plans (the “Master Trust”) was established to combine under one agreement the assets of the Plan and the assets of the Amerada Hess Corporation Employees’ Savings and Stock Bonus Plan (the “Corporate Plan”). The Trustee maintains separate accounts for each participant to allocate the assets and income of the Master Trust to each of the plans.
     Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
DESCRIPTION OF PLAN:
     The following description of the Plan is provided for general information only. For more detailed information, participants should refer to the Summary Plan Description or contact the Human Resources Service Center.
     NOTE 3—General. The Plan is a defined contribution plan covering eligible hourly paid employees of Hess Corporation and its subsidiaries working at its gasoline stations and convenience stores. Employees are eligible to participate in the Plan after completing one year of employment with at least 1,000 hours of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
     NOTE 4—Contributions. At the election of each participating employee, pre-tax amounts contributed under the Plan (from 1% to 15% of compensation) are invested by Fidelity Management Trust Company, as Trustee and Custodian of the Plan, in one or more of seventeen Fidelity funds, with varying investment objectives, or in the Hess Corporation Common Stock Fund (see Note 5 below).
     Employees who attained age 50 by December 31, were eligible to make a separate before-tax “catch-up” contribution of $4,000 during 2005 and $3,000 during 2004. Catch-up contributions are not eligible for matching company contributions and can be made in addition to regular contributions. In 2006 catch-up contributions up to $5,000 will be allowed for employees who attain age 50 by the end of the year.
     The Company matches the contributions of participants up to 5% of eligible compensation, reduced by forfeitures of unvested employer contributions. Forfeitures were $21,450 in 2005 and $22,356 in 2004. Employees may direct 50% of the employer’s matching contributions to any of the Plan’s investment funds and employees age 55 and older may direct 100% of the employer contributions to any of the Plan’s investment funds.

AMERADA HESS CORPORATION
SAVINGS AND STOCK BONUS PLAN FOR RETAIL OPERATIONS EMPLOYEES
NOTES TO FINANCIAL STATEMENTS—(Continued)
For the Years Ended December 31, 2005 and 2004
     NOTE 5—Participant Accounts. Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings. Contributions are invested in the Plan’s funds based on the allocation percentages designated by the participant in increments of 1% of the amount contributed. A participant may change investment designations for future contributions or reallocate existing investments to different funds on a daily basis.
     The Trustee does not receive compensation from the Plan. Such compensation and other administrative costs are paid by the Company, except for administrative fees on employee loans, which are charged to participants’ accounts with outstanding loans.
     The following funds are the investment choices for amounts contributed:
Fidelity Retirement Money Market Portfolio
Fidelity U.S. Bond Index Fund
Fidelity Asset Manager
Fidelity U.S. Equity Index Commingled Pool
Fidelity Growth & Income Portfolio
Fidelity Overseas Fund
Fidelity Aggressive Growth Fund
Fidelity Freedom Funds (New funds effective May 2004) *
Fidelity Low-Priced Stock Fund (Closed to new participants as of July 30, 2004)
Hess Corporation Common Stock Fund
*Nine separate Life Cycle funds based on various retirement years.
     Descriptions and information concerning investment objectives and risk on the above funds are included in the Summary Plan Description or in brochures that were mailed to eligible participants. Approximately 1% of the Hess Corporation Common Stock Fund is held in short-term investment funds to facilitate daily transactions.
     NOTE 6—Vesting. Interest in the Plan attributable to a participant’s contributions shall at all times be vested. Interest in the Plan attributable to the employer’s contributions shall vest when any of the following occurs: (1) completion of 3 years of service, as defined in the Plan, including periods during which the employee declined to make contributions and the first year of service during which an employee is not eligible for Plan participation; (2) completion of two years of membership in the Plan including membership in the Amerada Hess Corporation Employees’ Savings and Stock Bonus Plan, the HOVENSA Employees’ Savings Plan, or a prior Company plan; (3) retirement under the Amerada Hess Corporation Employees’ Pension Plan; (4) death; (5) total and permanent disability; (6) attainment of age 65; or (7) termination of participation in the Plan by the employer or termination of the Plan by the Company.
     NOTE 7—Participant Loans. Participants may borrow up to 50% of their entire vested account balance, including their Company matching account, with a minimum of $500 up to a maximum of $50,000. Their vested interests in the Plan serve as collateral for the loans. Loans are amortized in level payments over a period of not more than five years, or not more than 30 years if borrowed for the purpose of acquiring a principal residence, and are repaid with interest at 1% above the prime rate determined at the time the loan is made. Loan origination fees of $35.00 and annual maintenance fees of $15.00 are charged to Plan accounts of participants who borrow from the Plan.

AMERADA HESS CORPORATION
SAVINGS AND STOCK BONUS PLAN FOR RETAIL OPERATIONS EMPLOYEES
NOTES TO FINANCIAL STATEMENTS—(Continued)
For the Years Ended December 31, 2005 and 2004
     NOTE 8—Rollovers from Other Plans. Plan participants and employees, who have not yet become eligible for participation because they have not completed one year of service, may deposit an eligible rollover distribution made by a qualified plan of another employer. Also, they may rollover a distribution from an individual retirement account whose assets were derived solely from the rollover from a qualified plan of another employer. Rollovers are accepted in cash only and are invested according to the participant’s current fund election for contributions. An employee who is not a Plan participant must elect investment options at the time of the rollover. The current market values of amounts rolled over to the Plan can be withdrawn in whole or in part at any time.
     NOTE 9—Payment of Benefits. Upon a total withdrawal or distribution, an employee’s investments in the Fidelity funds are paid in cash. The employee’s investments in the Hess Corporation Common Stock Fund are distributed either in whole shares of stock of Hess Corporation (plus the cash equivalent of any fractional shares) or in cash, depending upon the employee’s election.
     Voluntary complete withdrawals from before-tax contribution accounts are permitted only after attainment of age 59 1/2, except that withdrawals of before-tax accounts are permitted in the case of hardship. Generally only employee after-tax contributions and employer contributions made prior to January 1, 2002 are eligible for withdrawal by active employees under age 59 1/2. Terminated employees may withdraw their entire vested balance at any time.
     Partial withdrawals are distributed in cash on a pro rata basis as to the employee’s after-tax contributions in each of the Fidelity funds and the Hess Corporation Common Stock Fund. Participants who attain age 59 1/2 also may withdraw from their before-tax contribution accounts. These withdrawals also are distributed in cash on a pro rata basis as to the employee’s before-tax contributions in each fund.
     Employees may elect direct rollovers of the taxable portion of their distributions to an individual retirement account, individual retirement annuity or a qualified plan of another employer. Eligible distributions that are not rolled over are subject to federal income tax withholding at 20% and may be subject to an additional 10% tax.

AMERADA HESS CORPORATION
SAVINGS AND STOCK BONUS PLAN FOR RETAIL OPERATIONS EMPLOYEES
NOTES TO FINANCIAL STATEMENTS—(Continued)
For the Years Ended December 31, 2005 and 2004
INVESTMENTS:
     NOTE 10—The following table presents investments that represent 5 percent or more of the Plan’s assets:

	December 31,
	2005		2004
Hess Corporation common stock, 86,679(*) and 89,025(*) shares, respectively	$3,664,210	**	$2,444,627	**
Fidelity Growth & Income Portfolio, 17,436 and 14,308 shares, respectively	599,810		546,726
Fidelity Retirement Money Market Portfolio, 1,029,136 and 1,016,715 shares, respectively	1,029,136		1,016,715
Fidelity U.S. Equity Index Commingled Pool, 24,110 and 25,631 shares, respectively	946,087		959,107
Fidelity Asset Manager, 34,699 and 30,240 shares, respectively	556,923		490,187
Fidelity U.S. Bond Index Fund, 43,736 and 42,731 shares, respectively	476,721		476,027

*	On May 31, 2006, Hess Corporation common stock was split on a three-for-one basis. The number of shares reflected are after the split.

**	Includes nonparticipant-directed investments.
     NOTE 11—During 2005 and 2004, the value of the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

	Years Ended December 31,
	2005	2004
Hess Corporation common stock	$1,307,033	$928,294

Fidelity funds	(10,259)	168,707

Net appreciation in fair value of investments	$1,296,774	$1,097,001

AMERADA HESS CORPORATION
SAVINGS AND STOCK BONUS PLAN FOR RETAIL OPERATIONS EMPLOYEES
NOTES TO FINANCIAL STATEMENTS—(Continued)
For the Years Ended December 31, 2005 and 2004
NONPARTICIPANT-DIRECTED INVESTMENTS:
     NOTE 12—Information about the assets and the components of the changes in assets relating to the nonparticipant-directed investments (amounts contributed by the employer in the Hess Corporation Common Stock Fund) is as follows:

	December 31,
	2005	2004
Assets:

Hess Corporation common stock	$1,090,846	$697,851
Short-term investment funds	7,358	5,052
Interest and dividends receivable	2,636	2,535
Employer contributions receivable	2,979	—

	$1,103,819	$705,438

	Years Ended December 31,
	2005	2004
Changes in Assets:
Net appreciation in fair value of assets	$381,606	$264,994
Employer contributions	119,256	109,328
Dividend income	10,563	13,353
Interest income on participant loans	830	594
Participant loan withdrawals	(318)	(23,564)
Participant loan repayments	10,361	6,968
Administrative fees on employee loans	(585)	(1,295)
Transfers from (to) other plans, net	2,362	(17,107)
Transfers to participant-directed investments	(37,612)	(6,914)
Withdrawals	(88,082)	(114,838)

Increase in assets	$398,381	$231,519

AMERADA HESS CORPORATION
SAVINGS AND STOCK BONUS PLAN FOR RETAIL OPERATIONS EMPLOYEES
NOTES TO FINANCIAL STATEMENTS—(Continued)
For the Years Ended December 31, 2005 and 2004
OTHER ITEMS:
     NOTE 13—Plan Termination. Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.
     NOTE 14—Tax Status. The Plan has received a determination letter from the Internal Revenue Service dated September 16, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.
     NOTE 15—Transfers to and from Other Plans. During 2005 and 2004 certain employee account balances were transferred from or to the Corporate Plan due to job promotions and job changes.
     NOTE 16— Class Action Complaint. On October 27, 2003, a class action complaint was filed in the United States District Court for the District of New Jersey against Hess Corporation (Plan Sponsor) and members of the Employee Benefit Plans Committee of the Plan Sponsor, as administrator of the Plan, alleging breach of fiduciary duties under ERISA by the defendants that resulted in losses to participants in the Plan relating to the value of the Plan Sponsor’s Common Stock in the Plan since February 9, 2001.
     On October 31, 2005, an Agreement of Settlement received court approval. The defendants agreed to (a) a cash settlement to be paid by the Company and (b) a structural change in the Plan which allows participants to direct the investment of their Company Matching Contribution Account in the same manner and among the same investment alternatives as are available for the investment of employee contributions. At December 31, 2005, the Plan recorded as employer contributions receivable its portion of the net settlement in the amount of $344,533. The net settlement was distributed to the Plan on May 4, 2006 and was equally distributed to the affected participant accounts on May 5, 2006. The structural change in the Plan is scheduled for October 2006.

AMERADA HESS CORPORATION
SAVINGS AND STOCK BONUS PLAN FOR RETAIL OPERATIONS EMPLOYEES
NOTES TO FINANCIAL STATEMENTS—(Continued)
For the Years Ended December 31, 2005 and 2004
Investments in Master Trust:
     NOTE 17—The Master Trust covers the Plan and the Corporate Plan. At December 31, 2005 and 2004, the Plan’s interest in the assets of the Master Trust was 2.5%. The changes in the assets of the Master Trust are based on the combined changes in the assets of the Plan and the Corporate Plan.
     The following table represents the fair value of investments held in the Master Trust:

	December 31,
	2005	2004
Master Trust investments:
Investments, at fair value
Fidelity Funds	$178,522,150	$145,463,761
Hess Corporation common stock	137,341,367	96,828,546
Short-term investment funds	926,022	701,861
Loans receivable	7,543,892	6,106,094
Interest and dividends receivable	327,280	351,681
Employee contributions receivable	36,373	—
Employer contributions receivable	1,629,526	3,000

Total assets available for benefits	$326,326,610	$249,454,943

     The changes in the assets of the Master Trust are as follows:

	Years Ended December 31,
	2005	2004
Investment income	$11,642,413	$4,720,200
Net appreciation in fair value of investments	48,815,467	47,030,072
Employee contributions	19,997,976	17,759,364
Employer contributions	15,543,065	12,815,828
Rollovers from other plans	1,683,305	1,216,841
Administrative fees on employee loans	(40,308)	(46,281)
Transfers from (to) other plans, net	47,396	276,482
Withdrawals	(20,817,647)	(20,756,386)

Net increase	76,871,667	63,016,120
Total assets available for benefits at beginning of year	249,454,943	186,438,823

Total assets available for benefits at end of year	$326,326,610	$249,454,943

Report of Independent Registered Public Accounting Firm
HESS CORPORATION EMPLOYEE BENEFIT PLANS COMMITTEE AND PARTICIPANTS IN THE AMERADA HESS CORPORATION SAVINGS AND STOCK BONUS PLAN FOR RETAIL OPERATIONS EMPLOYEES:
We have audited the accompanying statement of assets available for benefits of the Amerada Hess Corporation Savings and Stock Bonus Plan For Retail Operations Employees as of December 31, 2005 and 2004, and the related statement of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
New York, New York
/s/  Ernst & Young LLP
June 26, 2006

TABLE OF CONTENTS

SIGNATURES
EX-23: REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Hess Corporation Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

AMERADA HESS CORPORATION
SAVINGS AND STOCK BONUS PLAN
FOR RETAIL OPERATIONS EMPLOYEES

/s/ K. B. Wilcox

By: K. B. Wilcox
Vice President and Member of the
Hess Corporation
Employee Benefit Plans Committee

June 29, 2006